UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2020

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Commission File Number: 001-38067

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Verona Pharma plc
(Translation of registrant's name into English)

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3 More London Riverside
London SE1 2RE UK
+44 203 283 4200
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 19, 2020, Verona Pharma plc (the "Company") issued a press release reporting the initiation of the second, multiple dose, part of a Phase 2 trial to evaluate the pressurized metered-dose inhaler (“pMDI”) formulation of ensifentrine in patients with moderate to severe chronic obstructive pulmonary disease (“COPD”). Results from the study (Part B) are expected in the first half of 2021.
The pMDI Part B Announcement is furnished herewith as Exhibit 1.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
1.1	pMDI Part B Announcement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: August 19, 2020	By:	/s/ Claire Poll
		Name:	Claire Poll
		Title:	Legal Counsel